UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Novume Solutions, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

67012D106
(CUSIP Number)

James K. McCarthy
Novume Solutions, Inc.
14420 Albemarle Point Place, Suite 200
Chantilly, VA 20151
(703) 953-3838
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67012D106

1	NAMES OF REPORTING PERSONS James K. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,451,672(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,451,672(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,672(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) See Item 3 below.

(2) See Item 5 below.

CUSIP No. 67012D106

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Novume Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151.

ITEM 2. Identity and Background.

(a), (b), (c), (d), (e) and (f). This Schedule 13D is being filed by James K. McCarthy, an individual. Mr. McCarthy serves as the Chairman of the Board of Directors of the Issuer, and is also its Chief Strategy Officer. His business address is identical to the business address of the Issuer as reported in Item 1 above. Mr. McCarthy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McCarthy is citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Common Shares were issued in connection with the closing of the merger transactions on August 28, 2017 (the “Mergers”) contemplated by that certain Second Amended Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 12, 2017, by and among the Issuer, KeyStone Solutions, Inc. (“KSI”), Brekford Traffic Safety, Inc., Brekford Merger Sub, Inc., and KeyStone Merger Sub, LLC, as reported by the Issuer in its Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2017. In connection with the Mergers, the Issuer issued the Common Shares to Mr. McCarthy in exchange for his KSI common shares in the ratio set forth in the Merger Agreement.

ITEM 4. Purpose of Transaction.

As a result of the closing of the Mergers, Mr. McCarthy exceeded 5% beneficial ownership of Common Shares of the Issuer necessitating the filing of this Schedule 13D. In addition, in the future there may be additional issuances of stock options, restricted stock, restricted stock units, or other equity grants to Mr. McCarthy in connection with his employment by the Issuer which could result in the acquisition of additional beneficial ownership of Common Shares of the Issuer.

Mr. McCarthy also reserves the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chairman of the Board and Chief Strategy Officer, Mr. McCarthy participates in the review and evaluation of potential transactions and the consideration used, including Common Shares of the Issuer.

Except as described above, Mr. McCarthy presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Mr. McCarthy holds directly 5,451,672 Common Shares of the Issuer. 2,725,836 of such Common Shares are subject to an option to purchase by Avon Road Partners, L.P., of which Mr. Robert Berman, Chief Executive Officer of the Issuer, is the general partner, pursuant to an Amended and Restated Avon Road Option Agreement (the “Option Agreement”), the form of which was previously disclosed by the Issuer in its filings with the SEC, and in the Form 4 filed with the SEC on August 30, 2017 by Mr. McCarthy (the “Form 4”). The Option Agreement expires on March 21, 2019. Mr. McCarthy may be deemed to be the beneficial owner with sole voting and dispositive power of 5,451,672 shares of Common Stock, or 39.1% of the class of securities.

CUSIP No. 67012D106

The calculation of percentage ownership is based on 13,933,991 shares of Common Shares outstanding as of the closing of the Mergers on August 28, 2017, as reported by the Issuer’s Transfer Agent on August 31, 2017.

(c) During the last 60 days, the following issuances of the Issuer’s Common Shares were made to Mr. McCarthy in connection with the Mergers, as previously reported in the Form 4 as filed with the SEC:

Trade Date	Common Shares Acquired	Price Per Share ($)
8/28/2017	5,451,672	N/A – Exchanged for KSI Common Shares in the Mergers pursuant to the Merger Agreement

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. McCarthy and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for the Amended and Restated Avon Road Option Agreement as set forth above in Item 5 and incorporated herein by reference.

CUSIP No. 67012D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2017	By:	/s/ James K. McCarthy
James K. McCarthy